

Mail Stop 4628

November 7, 2017

Via E-mail
Richard J. Doleshek
Chief Financial Officer
QEP Resources, Inc.
1050 17th Street, Suite 800
Denver, Colorado 80265

> **Re: QEP Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **Supplemental Response dated October 12, 2017**
> **File No. 001-34778**

Dear Mr. Doleshek:

We have reviewed your October 12, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Items 1 and 2. Business and Properties, page 8

Reserves, page 12

Proved Undeveloped Reserves, page 13

1.	We note your response to prior comment 2 regarding the process through which your development plan is reviewed and approved. Revise your disclosure of the internal controls used to estimate proved reserves to provide an expanded description of the process through which development plans are adopted and final investment decisions are made. Your revised disclosure should address the information evaluated by management, the Audit Committee, and the Board of Directors to ensure your development plan only includes proved undeveloped reserves ("PUDs") that are reasonably certain, including with regard to changes in your development plans and deferrals of previously disclosed PUDs. Refer to Item 1202(a)(7) of Regulation S-K.

2. Your response to prior comment 2 states that although your development plan in the Uinta Basin included the conversion of 54 Bcfe of PUDs in 2016, only 14 Bcfe were actually converted. Provide us with additional information regarding your current and future operations in the Uinta Basin (e.g., your Form 8-K dated October 25, 2017 indicates that you had no drilling rigs in the Uinta Basin at the end of the third quarter) demonstrating that you have more than the mere intent to develop these PUDs. Also, provide us with a schedule as of December 31, 2016 showing your projected PUD conversions by year and tell us about any changes made to your development plan during 2017.

3. We note your response to prior comment 3 which states that further revisions to your PUDs in the Haynesville / Cotton Valley are likely as you now plan to develop your acreage utilizing approximately 10,000 foot laterals where possible. We also note your responses to prior comments 4 and 5 which state that you anticipate changes in the schedule of development for your PUDs in the Permian Basin and that you may modify your PUD booking methodology going forward to include higher well density / tighter spacing. Consistent with your response to prior comment 1, please confirm that you will separately address positive and negative changes in your PUDs due to refinements in your development model (including the removal of previously booked PUDs) to comply with Item 1203(c) of Regulation S-K.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources